
03028123

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Impac Secured Assets Corp.	0001018905
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, July 29, 2003 Series 2003-3	333-85310

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL
PROCESSING
RECEIVED
JUL 29 2003
WASH. D.C.
188
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMPAC SECURED ASSETS CORP.

By: 
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: July 29, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$[400,000,000] (Approximately)

Impac Secured Assets Corp.
Mortgage Pass-Through Certificates,
Series 2003-3

Impac Funding Corporation
Master Servicer

GMAC Mortgage Corporation
Subservicer

June 20, 2003 – Updated July 10, 2003

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size ($)	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	[345,000,000]	[86.25]%	[13.75]%	[4.20]% Fixed (g)(h)	[4.143]	[8/25/33]	Aaa/AAA
A-IO	(d)	(d)	[13.75]%	(e)	[1.071](f)	[1/25/06]	Aaa/AAA
M-1	[24,000,000]	[6.00]%	[7.75]%	[4.89]% Fixed (g)(h)	[4.143]	[8/25/33]	Aa2/AA
M-2	[21,000,000]	[5.25]%	[2.50]%	[5.39]% Fixed (g)(h)	[4.143]	[8/25/33]	A2/A
B	[8,000,000]	[2.00]%	[0.50]%	[5.75]% Fixed (g)(h)	[4.143]	[8/25/33]	Baa2/BBB
Total	**$[398,000,000]**	[99.50]%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 5% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) *Prepayment Pricing Speed Assumption: 6% CPR building to 18% CPR in 18 months, and remaining constant at 18% CPR thereafter.*

(c) The Certificates will be priced to a cleanup call that can be exercised, not prior to the Distribution Date in January 2006, on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in [July 2013].

(d) The Class A-IO Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The notional amount of the Class A-IO Certificates will be as follows: For each accrual period for each Distribution Date from August 2003 through July 2004, the lesser of $[50,000,000] and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from August 2004 through January 2005, the lesser of $[44,000,000] and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from February 2005 through July 2005, the lesser of $[32,000,000] and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from August 2005 through January 2006, the lesser of $[24,000,000] *and the aggregate stated principal balance of the mortgage loans; and for each accrual period for each* Distribution Date thereafter, $0.

(e) The pass-through rate for the Class A-IO Certificates will be as follows: for each accrual period for each Distribution Date from August 2003 through January 2006, [5.75]%; and for each accrual period for each Distribution Date thereafter, 0%.

(f) Duration.

(g) See Optional Redemption Definition.

(h) Subject to a cap equal to (i) until the Distribution Date in January 2006, the weighted average of the net mortgage rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (ii) thereafter, the weighted average of the net mortgage rates on the mortgage loans.

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties (no Section 32 loans will be included).
- The mortgage loans will consist of a pool of mortgage loans with an unpaid principal balance of $[400,000,296].
- The collateral information presented herein is based on a sample pool with a "Cut-off Date" of July 1, 2003.

THE STRUCTURE

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A-1 Certificates
The Class A-1 Certificates will be fixed-rate securities that receive principal on a *pro rata* basis.

Class A-IO Certificates
The Class A-IO Certificates will receive 30 monthly payments of interest based on a notional balance. The notional amount of the Class A-IO Certificates will be as follows: For each accrual period for each Distribution Date from August 2003 through July 2004, the lesser of $[50,000,000] and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from August 2004 through January 2005, the lesser of $[44,000,000] and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from February 2005 through July 2005, the lesser of $[32,000,000] and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from August 2005 through January 2006, the lesser of $[24,000,000] and the aggregate stated principal balance of the mortgage loans; and for each accrual period for each Distribution Date thereafter, $0.

The coupon on the Class A-IO Certificates will be as follows:

Months 1-30 5.75%

Class M Certificates
The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates.

Class B Certificates
The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Non-offered Certificates
The Class C Certificates, the Class P Certificates and the Class R Certificates.

Summary of Terms

Depositor:	Impac Secured Assets Corp.
Seller and Master Servicer:	Impac Funding Corporation
Subservicer:	GMAC Mortgage Corporation
Underwriter:	Bear, Stearns & Co. Inc.
Trustee:	Deutsche Bank National Trust Company
Cut-off Date:	July 1, 2003
Closing Date:	On or about July 30, 2003
Distribution Date:	25th day of each month (or the next business day), commencing in August 2003
Optional Redemption:	At its option on or after the Distribution Date in January 2006, the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in July 2013. In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Purchase"), at any time, the pass-through interest rate on the Class A-1, Class M-1, Class M-2 and Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to either (A)(i) on the first Distribution Date after the 20% Clean-Up Call Date, 0.50% per annum; and (ii) on the fourth Distribution Date after the 20% Clean-Up Call Date, 1.00% per annum; or (B) on the Distribution Date in July 2013, 1.00% per annum. Additionally, if such purchase option is not exercised by the earlier of (a) the fourth Distribution date after the 20% Clean-Up Call Date, and (b) the Distribution date occurring in July 2013, thereafter all net monthly excess cashflow will be paid to the Class A-1, Class M-1, Class M-2 and Class B Certificates, pro rata, until their balances are reduced to zero.
20% Clean-Up Call Date:	The first Distribution Date on which the aggregate Stated Principal Balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.
Prepayment Period:	With respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the payment account on that Distribution Date. The Available Distribution Amount will generally be equal to (a) the sum of (i) the aggregate amount of scheduled payments on the mortgage loans, (ii) any unscheduled payments and receipts, including mortgagor prepayments on such mortgage loans, the proceeds of any repurchase of the mortgage loans by the Master Servicer or Seller, insurance proceeds and liquidation proceeds, received during the related due period or prepayment period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Subservicer and (iii) any Compensating Interest paid by the Master Servicer and reduced by (b) the sum of (i) Master Servicing Fees, the Trustee Fee and any amounts in respect of the premiums payable to Radian under the Radian Lender-Paid PMI policies, and (ii) certain amounts owed to the Master Servicer, the Depositor and the Trustee as provided in the agreements.

Notional Amount: With respect to the Class A-IO Certificates the notional amount will be as follows: For each accrual period for each Distribution Date from August 2003 through July 2004, the lesser of $[50,000,000] and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from August 2004 through January 2005, the lesser of $[44,000,000] and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from February 2005 through July 2005, the lesser of $[32,000,000] and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from August 2005 through January 2006, the lesser of $[24,000,000] and the aggregate stated principal balance of the mortgage loans; and for each accrual period for each Distribution Date thereafter, $0.

Net WAC Rate: (A) From the August 2003 Distribution Date up to and including the January 2006 Distribution Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Pass-Through Rates: The pass-through rates for each class of offered certificates (other than the Class A-IO Certificates) will be the lesser of per annum fixed rates and the Net WAC Rate.

Interest Payments: On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the offered certificates will be the calendar month preceding the month in which a Distribution Date occurs. The Trustee will calculate interest on the offered certificates based on a 360-day year that consists of twelve 30-day months.

Monthly Interest Distributable Amount: For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance or Notional Amount of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfalls plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments: On each Distribution Date the holders of each class of offered certificates (other than the Class A-IO Certificates) shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to Certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to the trust on or before the date of determination.

Certificate Principal Balance: With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M and Class B Certificates, any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (a) on or prior to the earlier of (1) the fourth Distribution Date after the 20% Clean-Up Call Date and (2) the Distribution Date in July 2013, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds including amounts paid under the Radian Lender-Paid PMI Policy, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such offered certificate on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A-IO Certificates;
2. Payment of related Monthly Interest Distributable Amount to the holders of the Class A-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates.
5. Payment of the Monthly Interest Distributable Amount to the holders of the Class B Certificates.

On any Distribution Date, any Relief Act Shortfalls and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates and Class R Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates on a pro rata basis based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the offered certificates (other than the Class A-IO Certificates) will be paid on a pro rata basis.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfalls Amounts first pro rata to the holders of the Class A-1 Certificates and Class A-IO Certificates, then to the Class M-1 Certificates, the Class M-2 Certificates, and the Class B Certificates, in that order, to the extent not previously reimbursed;
3. Payment of allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of allocated realized loss amount to the holders of the Class M-2 Certificates;
5. Payment of allocated realized loss amount to the holders of the Class B Certificates;
6. Payment to the holders of the Class C Certificates, as provided in the pooling and servicing agreement.

Realized Losses:

Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Class B Certificates, then the Class M-2 Certificates, and then, to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts will be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class B and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the Certificates (other than the Class A-IO Certificates) as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Overcollateralization Release Amount: With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Credit Enhancement:

- Subordination: Initially, 13.75% for the Class A Certificates; 7.75% for the Class M-1 Certificates, 2.50% for the Class M-1 Certificates; and 0.50% for the Class B Certificates.
- Overcollateralization Target Amount: 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, (2) the Subservicing Fee Rate, (3) the Trustee's Fee Rate, and (4) the related Radian Lender-Paid PMI Rate, if such mortgage loan is a Radian PMI Insured Loan.

Monthly Fees: Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of [0.03]% per annum, payable monthly; PMI Fee Rate of [0.029]% per annum, payable monthly; and Trustee Fee of [0.0075]% per annum, payable monthly.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the offered certificates and are not intended to guarantee or insure against losses.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The offered certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.

Federal Tax Aspects: Elections will be made to treat the trust fund as two or more separate REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral	
Cut-off Pool Balance	$400,000,296
Average Balance	$248,447
% Conforming Balances	53.54%
WA Gross WAC (%)	6.17%
Range of Gross WAC	4.250% - 10.000%
WA Net WAC (%)	5.85%
WAM (mos)	346
WA Age (mos)	1
WA Orig. Term (mos)	347
Balloon / Fully Amortizing	0.16% / 99.84%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	709
Up to 599	1.68%
600 to 649	14.11%
650 to 699	27.86%
700 to 749	30.46%
750 to 799	24.09%
800 and above	1.81%
Original LTV	
Weighted Average	70.80%
% with LTV's > 80%	19.43%
% with MI of loans with LTV's > 80%	99.78%
Prepayment Penalties	
None	32.28%
12 month	7.46%
24 month	3.75%
36 month	17.14%
60 month	39.13%
Other (not more than 60 months)	0.25%
Property Type	
Single Family Detached	75.99%
PUD	8.55%
2-4 Family	9.38%
Condominium	6.04%
Townhouse	0.04%
Occupancy Status	
Owner Occupied	84.65%
Investment	13.15%
Second Home	2.20%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group	
Documentation	
Limited Documentation	46.04%
Full Documentation	34.64%
EZ Documentation	12.23%
No Documentation	7.09%
Loan Purpose	
Cash-Out Refinance	41.69%
Purchase	30.09%
Rate/Term Refinance	28.22%
Insurance	
Mortgage Insurance / No Mortgage Insurance	19.39% / 80.61%
Geographic Concentration (> 5% of Total)	
California	67.483%
Northern CA	27.18%
Southern CA	40.30%
Florida	13.25%